November 3, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig

Re: Highland Funds I (File No. 811-21866), Highland Income Fund (File No. 811-23268), NexPoint Real Estate Strategies Fund (File No. 811-23129), and NexPoint Strategic Opportunities Fund (File No. 811-21869)

Ms. Fettig:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to Highland Funds I, Highland Income Fund, NexPoint Real Estate Strategies Fund, and NexPoint Strategic Opportunities Fund (the “Registrants”) in a telephone conversation on October 5, 2021. The SEC staff (“Staff”) comment provided below relates to the annual report of Highland Funds I on Form N-CSR and semi-annual reports of Highland Income Fund, NexPoint Real Estate Strategies Fund and NexPoint Strategic Opportunities Fund filed on Form N-CSR/S as of September 9, 2021 (collectively, the “Reports”). SEI provides the Registrants with administrative and accounting services and submits this response on behalf of the Registrants.

We have reproduced the substance of your comment below, followed by the Registrants’ response.

SEC Comment: The Staff notes that the Registrants’ Form N-CSR or Form N-CSR/S filings, as applicable, were made after September 8, 2021, the 70th day following the end of the June 30, 2021 fiscal period. The Staff requests that the Registrants file a correspondence that (i) acknowledges the filings were late, (ii) confirms the reports were transmitted within the 60 day period required by Rule 30e-1 under the Investment Company Act of 1940, as amended, and (iii) acknowledges that the Registrants will timely file all future reports.

Response:

i.	The Registrants acknowledge that the Registrants’ Form N-CSR and Form N-CSR/S filings, as applicable, were made after the 70th day following the end of the June 30, 2021 fiscal period.

ii.	The Registrants confirm the Reports were transmitted within the 60 day period after the end of the fiscal period required by Rule 30e-1 under the Investment Company Act of 1940, as amended.

iii.	The Registrants undertake to timely file all reports going forward.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric C. Griffith

cc: Stephanie Vitiello, Esq.

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